JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES REGARDING ANNUAL MEETING PLANNING

TORONTO, ON, March 20, 2020 – This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us is actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and social distancing, and we have been taking a series of proactive precautionary measures to help support the health and well-being of our employees, clients and the general public. This degree of care and concern extends to all of our shareholders and policyholders, and we have been carefully considering alternatives for our respective annual meetings.

The health and well-being of our employees, clients, investors and communities is our collective priority. In line with the latest directives from public health and government authorities, we have jointly obtained a court order that allows us to hold our annual meetings, in whole or in part, using electronic means. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these precautions are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights.

The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal	**The Bank of Nova Scotia**
BMO Life Assurance Company	Media Relations
Media Relations	Laura Mergelas
Paul Gammal	(437) 244-7863 (m) | (416) 285-2639 (o)
(416) 867-3996	laura.mergelas@scotiabank.com
paul.gammal@bmo.com	
Investor Relations	
Jill Homenuk	
(416) 867-4770	
jill.homenuk@bmo.com	
Canadian Imperial Bank of Commerce	**Canadian Western Bank**
Media Relations	Investor Relations
Tom Wallis	Chris Williams
(416) 980-4048	(780) 508-8229
tom.wallis@cibc.com	chris.williams@cwbank.com

Laurentian Bank of Canada
Media Relations
Hélène Soulard
(514) 926-3295 (m)
(514) 284-4500 x 40015 (o)
helene.soulard@lbcfg.ca

National Bank of Canada
Media Relations
Marie-Pierre Jodoin
(514) 394-4209
mariepierre.jodoin@nbc.ca

Investor Relations
Marianne Ratté
1-866-517-5455
investorrelations@nbc.ca /
relationsinvestisseurs@bnc.ca

Royal Bank of Canada
RBC Life Insurance Company
Media Relations
Gillian McArdle
(416) 842-4231
gillian.mcardle@rbc.com

Investor Relations
Asim Imran
(416) 955-7804
asim.imran@rbc.com

The Toronto-Dominion Bank
Media Relations
Julie Bellissimo
(416) 965-6050
julie.bellissimo@td.com

Investor Relations
Gillian Manning
(416) 308-6014
gillian.manning@td.com

Great-West Lifeco Inc.
The Canada Life Assurance Company
Media Relations
Liz Kulyk
(204) 926-5012
media.relations@canadalife.com

Investor Relations
Deirdre Neary
(416) 552-3208
deirdre.neary@canadalife.com

Sun Life Financial Inc.
Sun Life Assurance Company of Canada
Media Relations
Rajani Kamath
(416) 979-6070
rajani.kamath@sunlife.com

Investor Relations
Leigh Chalmers
(647) 256-8201
investor.relations@sunlife.com

Manulife Financial Corporation
The Manufacturers Life Insurance Company
Media Relations
Brooke Tucker-Reid
(647) 528-9601
brooke_tucker-reid@manulife.com

Investor Relations
Adrienne O'Neill
(416) 926-6997
adrienne_oneill@manulife.com